CONFORMED
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of October 14, 2008

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V.
(Registrant)

Date: October 14, 2008	By /s/ Daniel Salazar Ferrer, CFO

Bachoco Discloses Effects of Financial Volatility on Its Financial Position

Celaya, Guanajuato. Mexico, October 14, 2008

Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE:IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry products, today announced the effects that recent worldwide volatility in the financial markets had on its financial position.

The mark-to-market of the Company’s financial derivative instruments had an effect of approximately US$50 million as of October 13, 2008.
Most of this amount is spread over the rest of the year and first half of 2009.

The Company is following closely the evolution of the financial markets and keeping close communications with the financial players to make appropriate decisions in order to reduce the above-mentioned effects.

Cristobal Mondragon, Bachoco’s CEO, stated, “Our solid financial structure is allowing us to deal with the present situation and meet all of our financial commitments.”

Company Description

Industrias Bachoco S.A.B. de C.V. (also referred to in this report as Bachoco or the Company) is the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco’s main business lines are chicken, eggs, and balanced feed. The Company is also present in other businesses in Mexico like swine, beef, margarine and turkey. The Company’s headquarters are in Celaya, Guanajuato, located in Mexico’s central region. For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.